Andrew E. Page
Senior Vice President, Chief Accounting Officer and Controller

Advance Stores Company, Incorporated
2635 E. Millbrook Road
Raleigh, NC 27604

t: 919-227-5031 | f: 540-561-1124
e: andrew.page@advance-auto.com

April 24, 2020

VIA EDGAR AND U.S. MAIL

The U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Attn: Rufus Decker
100 F Street, N.E.
Washington, DC 20549

Re:	Advance Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2019
Item 2.02 Form 8-K Filed February 18, 2020
File No. 001-16797

Dear Mr. Decker:

On behalf of Advance Auto Parts, Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated April 14, 2020, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2019, and the Company’s Exhibit 99.1 Reconciliation of Non-GAAP Financial Measures on Form 8-K, filed on February 18, 2020 (the “Letter”).

As discussed with the Staff, the Company received the Letter on April 23, 2020 and has been granted an extension of the deadline by which to file its initial response until May 14, 2020.

Thank you for granting of our request for extension. If you have any questions, please do not hesitate to call me at 919-227-5031.

Sincerely,

/s/ Andrew E. Page

Andrew E. Page

cc: Blaise Rhodes, Division of Corporation Finance
Jeff Shepherd, Executive Vice President, Chief Financial Officer
Amanda Keister, Vice President, Associate General Counsel and Assistant Corporate Secretary